Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

Invesco PowerShares

powerSHARES Xchange Traded Notes

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ITALIAN GOVERNMENT BONDS

ITLT | PowerShares DB **3x Italian Treasury Bond Futures** ETN
ITLY | PowerShares DB **Italian Treasury Bond Futures** ETN

The PowerShares DB 3x Italian Treasury Bond Futures Exchange Traded Notes (Symbol: ITLT) and the PowerShares DB Italian Treasury Bond Futures Exchange Traded Notes (Symbol: ITLY), (collectively, the "PowerShares DB BTP Futures ETNs," or the "ETNs") provide investors with leveraged or unleveraged exposure to the U.S. dollar value of the returns of an Italian bond futures index.

The PowerShares DB BTP Futures ETNs are based on the DB USD BTP Futures Index (the "BTP Futures Index"), which is intended to measure the performance of a long position in Euro-BTP Futures.

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month performance of the DB USD BTP Futures Index.

The DB USD BTP Futures Index is intended to measure the performance of a long position in Euro-BTP Futures. The underlying assets of Euro-BTP Futures are Republic of Italy-government issues debt securities ("BTPs") with an original term of no longer than 16 years and remaining term to maturity of not less than 8 years and 6 months and not more than 11 years as of the futures contract delivery date. The returns of each ETN are obtained by combining the returns from the relevant futures index plus the returns of the TBill index, less investor fees. Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 50,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

Fact Sheet | Prospectus | Download Historical Repurchase Value

Financial Details

	ITLY	ITLT	-	-
Last Update	2/4/2014 12:00 AM EST	2/4/2014 12:00 AM EST	-	-
Price	26.42	40.29	-	-
Indicative Intra-day Value	26.28	40.18	-	-
Last End of Day Repurchase Value[1]	26.2919	40.2233	-	-
Last Date for End of Day Value	2/3/2014	2/3/2014	-	-

PowerShares DB Italian Bond ETN & Index Data

Ticker Symbols

3x BTP Futures	ITLT
BTP Futures	ITLY

Intraday Indicative Value Symbols

ETN & Index History (%)

As of 12/31/2013	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Repurchase Value[1]					
Italian Government Bond	8.86	-	-	-	9.44
3x Italian Government Bond	26.22	-	-	-	25.46

3x BTP Futures	ITLTIV
BTP Futures	ITLYIV

CUSIP Symbols

3x BTP Futures	25154W605
BTP Futures	25154W704

Details

ETN price at inception	$20.00
Inception date	3/22/2011
Maturity date	3/31/2021
Yearly investor fee (ITLT)	0.95%
Yearly investor fee (ITLY)	0.50%
Leverage Reset Frequency	Monthly
Listing exchange	NYSE Arca
DB USD BTP Futures Index	DBBNBTPL

Issuer

Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right
- Potential lack of liquidity

Benefits

- Leveraged or unleveraged long notes
- Relatively low cost
- Intraday access
- Listed

ETN Market Price[2]					
Italian Government Bond	8.35	-	-	-	4.35
3x Italian Government Bond	26.04	-	-	-	11.33
Index History					
BTP Futures Index	9.33	9.87	-	-	9.91
Comparative Indexes[3]					
S&P 500 Index	32.39	16.18	-	-	16.12
Barclays U.S. Aggregate	-2.02	3.26	-	-	3.28

ITLT Index Weights

As of 2/4/2014

Contract	Contract Expiry Date	Weight (%)
EURO-BTP FUTURE	3/6/2014	100.00

ITLY Index Weights

As of 2/4/2014

Contract	Contract Expiry Date	Weight (%)
EURO-BTP FUTURE	3/6/2014	100.00

Source: Invesco PowerShares, Bloomberg L.P.

[1] ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. ETN repurchase value is based on a combination of three times the monthly returns, for the 3x BTP Futures ETNs, or the monthly returns, for the BTP Futures ETNs, from the BTP Futures Index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

The inception date of the BTP Futures Index is September 20, 2010.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

[2]ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

[3] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

Important Risk Considerations

Each security offers investors exposure to the month-
over-month performance of its respective Index
measured from the first calendar day to the last
calendar day of each month and the amount you
receive at maturity (or upon an earlier repurchase) will
be contingent upon each monthly performance of the
respective Index during the term of the ETNs. The BTP
Futures ETNs may not be suitable for investors seeking
an investment with a term greater than the time
remaining to the next monthly reset date and should be
used only by knowledgeable investors who understand
the potential adverse consequences of seeking longer-
term leveraged investment results by means of
securities that reset their exposure monthly, resulting
in the compounding of monthly returns. Investing in
the ETNs is not equivalent to a direct investment in the
index or index components. The principal amount is
also subject to the monthly application of the investor
fee, which can adversely affect returns. There is no
guarantee that you will receive at maturity, or upon an
earlier repurchase, your initial investment back or any
return on that investment. Significant adverse monthly
performances for your ETNs may not be offset by any
beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche
Bank AG, London Branch, and the amount due on the
ETNs is dependent on Deutsche Bank AG, London
Branch's ability to pay. The ETNs are riskier than
ordinary unsecured debt securities and have no
principal protection.

Risks of investing in the ETNs include limited portfolio
diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of
your ETNs even if the value of the relevant index has
increased. If at any time the repurchase value of the ETNs is zero, your Investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs
for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca
through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with
Deutsche Bank AG, London Branch, as specified in the
applicable pricing supplement. Ordinary brokerage
commissions apply, and there are tax consequences in the
event of sale, redemption or maturity of the ETNs. Sales in
the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in Euro-BTP futures contracts. The market value of the ETNs
may be influenced by many unpredictable factors, including,
among other things, changes in supply and demand
relationships, changes in interest rates, and monetary and
other governmental actions, each in the U.S. or Italy.

The 3x BTP Futures ETN is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment.
There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

An investment in the ETNs involves risks, including the
loss of some or all of the principal amount. For a
description of the main risks, see "Risk Factors" in the
applicable pricing supplement and the accompanying
prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose
Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.

http://beta.powersharesetns.com/portal/site/etns/italyfixedincome

2/5/2014